Exhibit 99.1

Amsterdam, 29 September 2022

Just Eat Takeaway.com nominates new Management Board and Supervisory Board members

The Supervisory Board of Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, has decided to nominate Mr. Andrew Kenny and Mr. Jörg Gerbig for appointment as members of its Management Board, and to nominate Ms. Mieke De Schepper and Mr. Dick Boer for appointment as members of its Supervisory Board.

Management Board nominees

The Supervisory Board has made the decision to expand the Management Board by nominating Andrew Kenny (39) as Chief Commercial Officer (CCO). Mr. Kenny has been with the Company for five years and served as MD for Just Eat UK. He is also a member of the executive management team of the Company and most recently successfully stepped into the position of Interim COO.

Mr. Jörg Gerbig (40) will be nominated by the Supervisory Board for reappointment in his role as Chief Operating Officer (COO).

With these nominations, the Management Board of Just Eat Takeaway.com will consist of Jitse Groen (CEO), Brent Wissink (CFO), Jörg Gerbig (COO) and Andrew Kenny (CCO).

Supervisory Board nominees

The Supervisory Board has conducted a search to fill the vacancies within the Supervisory Board. In view of the Supervisory Board’s resolution to expand the Supervisory Board from seven to eight members, three positions are currently vacant amongst which the position of chair.

Mr. Dick Boer (65) will be nominated as Chair. He currently also serves as a non-executive director for Nestlé and for Shell plc. and as supervisory director of SHV Holdings and served as president and CEO of Ahold Delhaize.

Ms. Mieke De Schepper (46) currently also serves as Chief Commercial Officer for Trustpilot and member of the supervisory board of trivago N.V.

Following the appointment of both nominees, the Supervisory Board will have one remaining vacancy, which the Supervisory Board intends to fill with a female supervisory director for which the search is currently ongoing.

Further information will be included in the convocation and explanatory shareholder circular for the Extraordinary General Meeting (“EGM”) that will be convened in connection with the sale of the iFood stake to Prosus, which will be made available at https://www.justeattakeaway.com/general-meeting. The proposal to appoint the aforementioned nominees will be added to the agenda of the EGM.

Management Board

Jitse Groen, CEO

Brent Wissink, CFO

Enquiries

Investors: Joris Wilton E: IR@justeattakeaway.com Media: E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is one of the world’s leading global online food delivery marketplaces.

Headquartered in Amsterdam, the Company is focused on connecting consumers and partners through its platforms. With 680,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice.

Just Eat Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, the United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Slovakia, Spain and Switzerland, as well as Colombia and Brazil through its stake in the iFood joint venture.

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.

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